VIA EDGAR

February 22, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Austin Pattan

Re: ZOOZ Power Ltd.

Amendment No. 2 to Draft Registration Statement on Form F-4

Submitted December 5, 2023

CIK No. 0001992818

Dear Mr. Pattan,

ZOOZ Power Ltd. (the “Company,” “ZOOZ,” “we,” “our” or “us”) hereby transmits the Company’s responses to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 14, 2023, regarding our Amendment No. 2 to the Draft Registration Statement on Form F-4 (the “Prior Registration Statement”) submitted to the Commission on December 5, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments to the Prior Registration Statement have been made in the Company’s Registration Statement on Form F-4 (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 2 to Draft Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information Unaudited Condensed Combined Pro Forma Balance Sheet, page 46

1.	In response to prior comment 2, you indicate that as a result of the expected PIPE Investment, you believe you will have net tangible assets of at least $5,000,001 under each of the redemption scenarios. Please explain how you believe you meet this condition under the Maximum Redemption Scenarios considering the pro forma combined total shareholders’ deficit.

Response to Comment 1: The Company respectfully acknowledges the Staff’s comments and submits that the net tangible assets under the Maximum Redemption Scenario exceed the amount of $5,000,001 following the earnout reclassification to equity. The earn-out provisions in the business combination agreement were amended, primary by the elimination of interdependency of the revenue targets between earnout periods, which previously precluded the earnout from meeting the conditions to be considered indexed to a Company’s own stock and, accordingly, the earnout is now classified within equity. Please see pages 50 and 51 of the Amended Registration Statement.

Note 4. Adjustments to Unaudited Condensed Combined Pro Forma Financial Information

Adjustments to Unaudited Condensed Combined Pro Forma Financial Statements, page 60

2.	In adjustment (A), please explain to us how the reclassification of marketable securities held in trust account made available results in the issuance of ordinary shares at $0.00077 per share as well as the related impact on the adjustments to pro forma shareholders’ equity in adjustment (B).

Response to Comment 2: The Company respectfully acknowledges the Staff’s comments and has revised adjustment (A) and (B), to the Unaudited Condensed Combined Pro Forma Financial Statements included in the Amended Registration Statement. Please see disclosure beginning on page 60 of the Amended Registration Statement.

Background of the Business Combination, page 127

3.	We note your disclosure on page 32 that you expect to secure a PIPE investment of $20 million prior to the closing of the business combination. Please update your discussion of the background of the business combination to describe any negotiations or board deliberations in connection with the PIPE investment.

Response to Comment 3: The Company respectfully acknowledges the Staff’s comment and has supplemented the discussion in the referenced section to describe any negotiations or Keyarch board of directors’ deliberations in connection with the PIPE investment, and provided updated disclosure regarding the applicable amount. The Company has subscription agreements for investments in the amount of $13 million. Please see disclosure beginning on page 134 of the Amended Registration Statement and referenced disclosure throughout the registration statement to the $13 million in PIPE investment, as well as the form of Subscription Agreement included as Exhibit 10.20 to the Amended Registration Statement.

Audited Financial Statements Notes

to the Financial Statements

Note 9 - Commitments and Contingencies, page F-33

4.	We note your response to prior comment 7 indicating total grants to date amounted to $1.287 million, which also appears to agree to the total contingent obligation for royalties disclosed in response to prior comment 6. However, your disclosures indicate that you also received grants from BIRD in the amount of $63 thousand and $169 thousand in the years ended December 31, 2022 and 2021, respectively, as well as funding from BIRD for the Blink collaboration agreement in 2020 and $370 thousand from IIA for the Afcon collaboration agreement in 2022. In addition, you disclose funding from NYPA of $0.9 million. Further, we note from your disclosure on page 198 that you received grants from BIRD amounting to $0.9 million, from the Israeli Ministry of Economy and Industry in the amount of NIS 0.18 million, and from the Ministry of Energy Agreement in the amount of NIS 0.65 million, in addition to the grants from IIA. Please reconcile the total amount of grants in your response and the total contingent obligation for royalties to the disclosures in your filing.

Response to Comment 4: The Company respectfully acknowledges the Staff’s comment and submits the following grants reconciliation reflecting the amounts received in each fiscal period:

As indicated in the table above, the total grants that the Company has received, not including funding from NYPA and accumulated interest, amount to $1,287 thousand.

This total amount includes funding from BIRD for the Blink collaboration agreement in 2020 in the amount of $90 thousand, grants from BIRD in the amount of $169 thousand and $63 thousand in the years ended December 31, 2021 and 2022, respectively.

The table also indicates funding in 2020, in the amount of NIS 186 thousand ($50 thousand) from the Israeli Ministry of Economy and Industry, funding in 2020 in the amount of NIS 650 thousand ($171 thousand) from the Ministry of Energy Agreement as well as funding of $370 thousand from IIA for the Afcon collaboration agreement in 2022.

With respect to the funding from NYPA, the Company notes that the funding amount of $0.9 million relates to the total amount to which the Company may be entitled, of which the Company has received as of June 30, 2023 a total amount of $0.26 million, as indicated in the table above. The Company has accordingly clarified and supplemented its disclosure in the referenced financial statement notes and related disclosure, of the Amended Registration Statement.

We thank the Staff for its review of the foregoing and Amended Registration Statement. If you have any further comments, please feel free to contact Nahal A. Nellis, Esq. at nnellis@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Boaz Weizer
Boaz Weizer, Chief Executive Officer
ZOOZ Power Ltd.

cc:	Nahal Nellis, Esq.
Ellenoff Grossman & Schole LLP